UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 11, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

11 March 2026

Barclays PLC

Notification of change to director's details

In accordance with Listing Rule 6.4.6R(3), Barclays PLC (the 'Company') announces that Diony Lebot, an independent Non-Executive Director of the Company and of Barclays Bank Ireland PLC1 (also known as 'Barclays Europe'), is to take up the role of Chair of Barclays Europe and Chair of its Nominations Committee with effect from 16 March 2026 following the receipt of regulatory approval. The appointment is in addition to Ms Lebot's current Barclays roles and responsibilities.2

Ms Lebot will succeed Tim Breedon, who will step down as a Non-Executive Director and as Chair of Barclays Europe and Chair of its Nominations Committee on 16 March 2026.

The Boards of Barclays PLC and Barclays Europe are extremely grateful to Mr Breedon for his diligent stewardship and significant contribution to Barclays Europe during his tenure as Chair.

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1 Barclays Bank Ireland PLC is a wholly owned subsidiary of Barclays Bank PLC and is the primary legal entity within the Barclays Group serving Barclays' European Economic Area clients.

2 Ms Lebot's biography can be viewed at:

https://home.barclays/who-we-are/structure-and-leadership/leadership/Diony-Lebot/

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2126	+44 (0)20 7116 4755

About Barclays

Barclays is a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities. For further information about Barclays, please visit our website https://home.barclays/.
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